



03029252

ACOM CO., LTD.

HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo102-0071, Japan
Tel: (03) 3234-9120 Fax: (03) 3234-9266

August 6, 2003

SUPPL

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549



Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 4, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from January 1, 2003 through March 31, 2003, and which are all the documents of the Company required to be furnished to the SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By [signature]
Name : Kouichi Izumimoto
Title : Executive Officer and
Chief General Manager,
General Affairs Dept.

dlw 8/15

Attachment

List of material information made public in Japan from January 1, 2003 to March 31, 2003

	Date	Descriptions	Information* provided to
Exhibit 1	January 14, February 12, and March 6, 2003**	Reports on Purchase of the Company's Own Stock (filed with DKLFB as of January 14, February 12, and March 6, 2003) (Brief description in English)	DKLFB, Exchange
Exhibit 2	January 22, 2003	Report on Internal Investigations of "Inappropriate Handling of Statements of Recalculation" at Certain Loan Branches (English translation)	Public, Exchange
Exhibit 3	March 18, 2003	Supplemental Document to the Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 4	March 18, 2003	36th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public, Exchange

* "Exchange" means the Tokyo Stock Exchange, on which the Shares of ACOM CO., LTD. are listed.

"DKLFB" means the Director-General of the Kanto Local Finance Bureau.

** For Exhibit 1, the date is that on which such Exhibit was filed with DKLFB.

(Brief Description)

Reports on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

To whom it may concern

January 22, 2003

15-11, Fujimi 2-chome
Chiyoda-ku, Tokyo
ACOM Co., Ltd.
President and Representative Director
Shigeyoshi Kinoshita
(TSE Code No. 8572 first section of TSE)

Report on Internal Investigations of "Inappropriate Handling of Statements of Recalculation" at Certain Loan Branches

ACOM Co., Ltd. ("ACOM") hereby reports as set out below the results of internal investigations which ACOM has continuously made, following its publication of a press release to the public on December 12, 2002 concerning the occurrence of certain events, in accordance with the timely disclosure rules of material information of listed companies. ACOM sincerely apologizes to its customers and related parties for the inconvenience caused by the events:

1. Results of internal investigations

ACOM has conducted internal investigations of "inappropriate handling of statements of recalculation" at all offices and branches after its announcement of the press release dated December 12, 2002 in respect of such inappropriate handling of statements of recalculation.

These internal investigations have almost been completed as of January 21, 2003. The following are the results of such internal investigations that ACOM has confirmed by such date, except for certain cases in which time is needed to obtain external materials:

- Number of cases (customers): 575 customers
- Total amount of difference: JPY 97.8 million

(as of January 21, 2003)

(Note) The written "statement of recalculation" is a document prepared and submitted by employees of ACOM in each case of debt rescheduling procedures with its customers, if a member of the relevant adjustment procedures committee of the court or any lawyer retained by such customer requests the submission of such document. The amount of debt of the customers shown in such statement of recalculation is calculated, not at the contracted interest rates (in the case of unsecured loans of ACOM, from 15% through 27.375% p.a.) which ACOM made with the customers pursuant to the provisions of the Acceptance of Contributions,

Money Deposits and Interest Rate Law of Japan, but at the interest rates prescribed by the Interest Rate Restriction Law of Japan (from 15% through 20% p.a., depending on the amount of the loans).

2. Customer philosophy

After the said press release dated December 12, 2002, ACOM has ensured that any inquiries from the customers will be responded to properly, integrating any contacts from customers for inquiries within the Customer Counseling Center in the Customer Relations Department of ACOM.

ACOM intends to set up a special department to be in charge of this matter, which will be established in the Customer Relations Department of ACOM on January 27, 2003. Such special department shall, in good faith, deal with possible detriment of the customers due to the "inappropriate handling of statements of recalculation" discovered by the results of these internal investigations.

3. Measures to prevent recurrence of events

ACOM has taken the following three measures to prevent recurrence of the events as of January 6, 2003. As a result, there is no possibility of the recurrence of "inappropriate handling of statements of recalculation" at any local branch:

(1) Automatic output of "statements of recalculation" by the host computer.

ACOM has abolished the conventional manual input method of preparing "statements of recalculation" using personal computers, etc. and has revised such conventional method to an automatic output method by the host computer. ACOM has also arranged for "statements of calculation" to be output exclusively in another special department which is in charge of debt rescheduling discussions.

(2) Integration of contacts

ACOM has newly established a special department in the Credit Supervision Department of ACOM, which discusses debt rescheduling with governmental agencies, such as courts at the adjustment procedures, etc., and lawyers or judicial scriveners. Employees in such special department have practical expertise in debt rescheduling and shall exclusively engage in preparation of statements of recalculation and central control of submission of such statements.

(3) Clarification of handling standards of statements of recalculation

Out of regret that operational rules of "statements of recalculation" as handling standards thereof were not sufficiently clear, ACOM has tried to clarify the handling standards of

"statements of recalculation", from their preparation to storage. ACOM also added inspection of the contents of "statements of recalculation" to the items to be inspected in internal inspections and strengthened the internal control function.

4. Scheduled disciplinary action

In order to clarify who was responsible for the occurrence of the events and to give caution for prevention of future reoccurrence, ACOM will take strict disciplinary action against the employees who conducted the inappropriate handling of statements of recalculation and any person in charge of management and supervision of such employees pursuant to the internal disciplinary rules.

ACOM is ordering all the directors currently in office to return a certain portion of the amount of their monthly remuneration as a disciplinary measure, in order to make it clear that ACOM acknowledges that all the executives of the management are responsible for the occurrence of the events and to give caution for prevention of future reoccurrence.

If ACOM, in future, discovers any other employees who have conducted inappropriate handling of statements of recalculation and/or any person in charge of management and supervision of such employees, ACOM will take similar strict disciplinary action against such employees and the person in charge of management and supervision of such employees.

Contact:
Director, Chief IR Officer
Satoru Tomimatsu
Tel: 03-3270-3423 (Direct)
Fax: 03-3270-1742

<For Reference>

<Compliance System>

1. Since its foundation in 1936 as Maruito Gofuku-ten at Kobe-sannomiya, whose philosophy was to widen the circle of trust involving customers and society, ACOM has committed itself to compliance-focused management in accordance with its corporate philosophy based on Affection, Confidence and Moderation, from which its name ACOM derives, and respect for "human life and dignity" and "customer-comes-first" philosophy.

   In addition, since the enforcement of the Money Lenders Business Restriction Law of Japan in 1983, ACOM has made more effort than ever to thoroughly implement legal compliance and strengthen the internal management control system. Also, ACOM has paid special attention to provide for its fundamental policies to respect basic human rights and protect the privacy of customers through the compliance with its internal regulations for loan business handling and the counseling (including demand for repayment) instructions as well as made every efforts of its strict compliance with other internal rules for business operations.

   In April 1998, ACOM established "ACOM's Ethical Codes for Business" which provide that the directors, officers and employees of ACOM are obliged to act on social morality rather than the interest of ACOM as corporate entity when they conflict, and as part of its efforts to internally prevail the fundamental philosophy contained therein, distributed to each of its directors, officers and employees a copy of ACOM's Ethical Codes for Business,.

2. However, ACOM deeply regrets that its efforts have been proved to be insufficient to make all of its directors, officers and employees to understand and implement those compliance systems and regulations and operation rules based on business ethics. ACOM henceforth will do its best to take the following measures to enhance the said compliance:

   (1) Reorganization of the Business Ethics Committee

   As of December 25, 2002, ACOM reorganized the Business Ethics Committee in order to review measures to strengthen its internal management system in a comprehensive manner. The reorganized Business Ethics Committee will promptly adopt measures to reinforce the functions of the Legal Office and the Business Ethics Office and immediately implement such measures.

   (2) Promotion of Compliance Education and Training

   By November 2002, ACOM had appointed and placed one (1) person in charge of compliance in all departments of its branches to promote the following matters:

- Response to and instruction for legal consultations
- Improvement of and instruction for inspection write-ups
- Implementation of regular voluntary inspection and improvement of and instruction to eliminate imperfection
- Reporting, contact, and consultation with the Business Ethics Office

Furthermore, ACOM will put more focus on promotion of education and training of its chief staff of departments and branch office managers.

(3) Enhancement of Functions of Inspection Department

ACOM has already conducted an internal inspection of the situation of compliance with the operation rules for recalculation statements. In response to the strengthening of the compliance system, ACOM will review interval of its internal inspection, enhance the functions of inspection by conducting extraordinary inspections and increasing the number of inspection staff members.

(Brief Description)

Supplemental Document to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Supplement to Shelf Registration Statement dated March 18, 2003 relating to the Unsecured Straight Bonds-Thirty-sixth Series (with special covenant of rating *pari passu* solely with the other series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when ACOM CO., LTD. (the "Company") proposes to issue or distribute through a public offering in Japan any securities designated in the 2001 Shelf Registration Statement, including the Unsecured Straight Bonds-Thirty-sixth Series (with special covenant of rating *pari passu* solely with the other series of bonds), worth ¥10,000 million of the aggregate principal amount thereof in such offering.

The 2001 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds-Thirty-sixth Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the previously filed Annual Report 2002 and the news releases dated March 18, 2003 (Exhibit 4).

March 18, 2003

36th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President: Shigeyoshi Kinoshita, Capital: 17.2 billion yen) has reached a decision to make its 36th issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans. Registration relating to the issuance was carried out on August 25, 2001.

Supplementary Information

1. Name of issuance:	ACOM CO., LTD. 36th issuance of domestic unsecured straight bonds
2. Total value:	10 billion yen
3. Interest rate:	0.87% annually
4. Individual bond value:	100 million yen
5. Issue price:	Face value ¥100
6. Redemption price:	Face value ¥100
7. Application date:	March 18, 2003
8. Payment date:	April 03, 2003
9. Maturation date:	April 03, 2008
10. Application of funds procured:	Extending loans
11.Trustee:	Daiwa Securities SMBC Co., Ltd.
12. Transfer agent:	Mitsubishi Trust and Banking Corporation
13. Credit ratings:	Japan Credit Rating Agency: A+ Rating and Investment Information, Inc.: A